Exhibit 99.1

Momo Announces Unaudited Financial Results for the Fourth Quarter and Fiscal Year 2018

BEIJING, CHINA, March 12, 2019 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2018.

Starting from the fourth quarter of 2018, the Company changed its reporting currency from U.S.dollar (“US$”) to Renminbi (“RMB”), to reduce the impact of increased volatility of the RMB toUS$ exchange rate on the Company’s reported operating results. The aligning of the reportingcurrency with the underlying operations will better depict the Company’s results of operations foreach period. This release contains translations of certain RMB amounts into US$ for convenience*. Prior period numbers have been recast into the new reporting currency.

Fourth Quarter of 2018 Highlights

•	Net revenues increased 50% year over year to RMB3,843.9 million (US$559.1 million) in the fourth quarter of 2018.

•	Net income attributable to Momo Inc. increased to RMB660.8 million (US$96.1 million) in the fourth quarter of 2018 from RMB644.8 million in the same period of 2017.

•	Non-GAAP net income attributable to Momo Inc. (note 1) increased 22% to RMB887.4 million (US$129.1 million) in the fourth quarter of 2018 from RMB727.4 million in the same period of 2017.

•	Diluted net income per American Depositary Share (“ADS”) was RMB3.04 (US$0.44), compared to RMB3.10 in the same period of 2017.

•	Non-GAAP diluted net income per ADS (note 1) was RMB4.05 (US$0.59), compared to RMB3.49 in the same period of 2017.

•	Monthly Active Users (“MAU”) on Momo application were 113.3 million in December 2018, compared to 99.1 million in December 2017.

•

Total paying users of our live video service and value-added service, without double counting the overlap, including 3.9 million paying users of Tantan Limited (“Tantan”), were 13.0 million for the fourth quarter of 2018, compared to 7.8 million for the fourth quarter of 2017.

Full Year 2018 Highlights

•	Net revenues increased 51% year over year to RMB13,408.4 million (US$1,950.2 million) for the full year of 2018.

•	Net income attributable to Momo Inc. was RMB2,815.8 million (US$409.5 million) for the full year of 2018, compared with RMB2,148.1 million for 2017.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was RMB3,462.1 million (US$503.5 million) for the full year of 2018, compared with RMB2,483.1 million for 2017.

•	Diluted net income per ADS was RMB13.18 (US$1.92) for the full year of 2018, compared with RMB10.35 for 2017.

•	Non-GAAP diluted net income per ADS (note 1) was RMB16.17 (US$2.35) for the full year of 2018, compared with RMB11.96 for 2017.

*

Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.8755 to US$1.00, the effective noon buying rate for December 31, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.

“Q4 was a solid quarter, closing out a fruitful year of 2018.” Commented Yan Tang, Chairman and CEO of Momo. “I am pleased with the progress we made in 2018 in product innovation, monetization, financial performance and the strengthening of the Company’s position as a leading player in China’s open social space. We look forward to delivering more results to our shareholders in 2019.”

Fourth Quarter of 2018 Financial Results

Net revenues

Total net revenues were RMB3,843.9 million (US$559.1 million) in the fourth quarter of 2018, an increase of 50% from RMB2,554.9 million in the fourth quarter of 2017.

Live video service revenues were RMB2,959.2 million (US$430.4 million) in the fourth quarter of 2018, an increase of 36% from RMB2,169.0 million during the same period of 2017. The growth in live video revenues was contributed by the increase in quarterly paying users, as well as the increase in average revenues per paying user per quarter.

Value-added service revenues mainly include membership subscription revenues and virtual gift revenues. The total value-added service revenues were RMB722.4 million (US$105.1 million) in the fourth quarter of 2018, an increase of 272% from RMB194.3 million during the same period of 2017. The year-over-year increase was primarily attributable to the continued growth of the virtual gift business on the Momo application driven by more paying use cases introduced to enhance the social experience of Momo users, and to a lesser extent, the consolidation of Tantan’s membership subscription revenues for the whole fourth quarter of 2018.

Mobile marketing revenues were RMB 122.1 million (US$17.8 million) in the fourth quarter of 2018, a decrease of 15% from RMB144.4 million during the same period of 2017. The decrease in mobile marketing revenues was driven by the decreased demand from our advertising and marketing customers.

Mobile games revenues were RMB25.5 million (US$3.7 million) in the fourth quarter of 2018, a decrease of 44% from RMB45.6 million in the fourth quarter of 2017. The decrease in game revenues was mainly due to the continued decrease in quarterly paying users.

Revenues from other services in the fourth quarter of 2018 mainly consisted of revenues from Phanta City, a TV variety show co-produced by the Company.

Cost and expenses

Cost and expenses were RMB3,195.7 million (US$464.8 million) in the fourth quarter of 2018, an increase of 65% from RMB1,939.5 million in the fourth quarter of 2017. The increase was primarily attributable to: (a) an increase in revenue sharing with the broadcasters related to our live video service and virtual gift recipients; (b) an increase in marketing and promotional expenses to enhance our brand awareness and attract users; (c) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; (d) an increase in fees to payment channels resulting from a higher volume of cash collection through such channels; and (e) an increase in amortization expenses related to the intangible assets from business acquisitions.

Non-GAAP cost and expenses (note 1) were RMB2,959.6 million (US$430.5 million) in the fourth quarter of 2018, an increase of 59% from RMB1,856.9 million during the same period of 2017.

Other operating income

Other operating income was RMB141.4 million (US$20.6 million) in the fourth quarter of 2018, a significant increase from RMB92.6 million during the fourth quarter of 2017. The increase was mainly due to more government incentives received in the fourth quarter of 2018.

Income from operations

Income from operations was RMB789.6 million (US$114.8 million) in the fourth quarter of 2018, compared to RMB708.1 million during the same period of 2017.

Non-GAAP income from operations (note 1) was RMB1,025.7 million (US$149.2 million) in the fourth quarter of 2018, compared to RMB790.6 million during the same period of 2017.

Income tax expenses

Income tax expenses were RMB183.3 million (US$26.7 million) in the fourth quarter of 2018 and increased from RMB126.0 million in the fourth quarter of 2017. The increase was mainly because we generated higher profit in the fourth quarter of 2018.

Net income attributable to Momo Inc.

Net income attributable to Momo Inc. was RMB660.8 million (US$96.1 million) in the fourth quarter of 2018, compared to RMB644.8 million during the same period of 2017.

Non-GAAP net income (note 1) attributable to Momo Inc. was RMB887.4 million (US$129.1 million) in the fourth quarter of 2018, compared to RMB727.4 million during the same period of 2017.

Net income per ADS

Diluted net income per ADS was RMB3.04 (US$0.44) in the fourth quarter of 2018, compared to RMB 3.10 in the fourth quarter of 2017.

Non-GAAP diluted net income per ADS (note 1) was RMB4.05 (US$0.59) in the fourth quarter of 2018, compared to RMB3.49 in the fourth quarter of 2017.

Cash and cash flow

As of December 31, 2018, Momo’s cash, cash equivalents, term deposits and short-term investment totaled RMB11,292.6 million (US$1,642.4 million), compared to RMB6,904.7 million as of December 31, 2017. Net cash provided by operating activities in the fourth quarter of 2018 was RMB1,163.4 million (US$169.2 million), compared to RMB790.8 million in the fourth quarter of 2017.

Full Year 2018 Financial Results

Net revenues for the full year of 2018 were RMB13,408.4 million (US$1,950.2 million), an increase of 51% from RMB8,886.4 million in the same period of 2017, primarily driven by the significant increase in net revenues from live video service and value-added service.

Net income attributable to Momo Inc. was RMB2,815.8 million (US$409.5 million) in the full year of 2018, compared to RMB2,148.1 million during the same period of 2017.

Non-GAAP net income attributable to Momo Inc. (note 1) was RMB3,462.1 million (US$503.5 million) in the full year of 2018, compared to RMB2,483.1 million during the same period of 2017.

Diluted net income per ADS was RMB13.18 (US$1.92) during the full year of 2018, compared to RMB10.35 in the same period of 2017.

Non-GAAP diluted net income per ADS (note 1) was RMB16.17 (US$2.35) during the full year of 2018, compared to RMB11.96 in the same period of 2017.

Net cash provided by operating activities was RMB3,327.7 million (US$484.0 million) during the full year of 2018, compared to RMB2,886.1 million in the same period of 2017.

Recent Development - Declaration of Special Cash Dividend

Momo’s board of directors has declared a special cash dividend in the amount of US$0.62 per ADS, or US$0.31 per ordinary share. The cash dividend will be paid on April 30, 2019 to shareholders of record at the close of business on April 5, 2019. The ex-dividend date will be April 4, 2019. The aggregate amount of cash dividends to be paid is approximately US$128 million, which will be funded by surplus cash on the Company’s balance sheet.

Business Outlook

For the first quarter of 2019, the Company expects total net revenues to be between RMB3.55 billion to RMB3.65 billion, representing an increase of 28% to 32% year over year, on a constant currency basis. The Company is not providing the business outlook in USD terms due to the recent volatility and uncertainty in foreign exchange rate. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income attributable to Momo Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Tuesday, March 12, 2019, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on March 12, 2019).

Dial-in details for the earnings conference call are as follows:

International: +65-6713-5090

U.S. Toll Free: +1-866-519-4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Passcode: Momo

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, March 20, 2019. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Passcode: 3573546

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. In addition, in May 2018, Momo completed its acquisition of Tantan, a leading social and dating app for the younger generation. Tantan, whose primary users consist of young Chinese singles, is designed to help its users find and establish romantic connections, as well as meet interesting people.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes and our financial outlook for the first quarter of 2019.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter and full year of 2018 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the first quarter of 2019 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months			Year
	ended December 31			ended December 31
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Live video service	2,168,998	2,959,222	430,401	7,429,906	10,709,491	1,557,631
Value-added service	194,287	722,414	105,071	695,798	1,883,150	273,893
Mobile marketing	144,360	122,143	17,765	514,279	500,321	72,769
Mobile games	45,569	25,502	3,709	241,388	130,392	18,965
Other services	1,722	14,635	2,128	5,019	185,067	26,916

Total net revenues	2,554,936	3,843,916	559,074	8,886,390	13,408,421	1,950,174
Cost and expenses:
Cost of revenues	(1,323,876)	(2,099,265)	(305,325)	(4,373,377)	(7,182,897)	(1,044,709)
Research and development	(124,056)	(243,499)	(35,415)	(346,144)	(760,644)	(110,631)
Sales and marketing	(374,436)	(618,268)	(89,923)	(1,467,376)	(1,812,262)	(263,583)
General and administrative	(117,124)	(234,700)	(34,136)	(422,005)	(640,023)	(93,087)

Total cost and expenses	(1,939,492)	(3,195,732)	(464,799)	(6,608,902)	(10,395,826)	(1,512,010)
Other operating income	92,634	141,420	20,569	156,764	253,697	36,899

Income from operations	708,078	789,604	114,844	2,434,252	3,266,292	475,063
Interest income	47,785	89,766	13,056	145,568	272,946	39,698
Interest expense	—	(19,646)	(2,857)	—	(56,503)	(8,218)
Impairment loss on long-term investments	—	(43,200)	(6,283)	(30,085)	(43,200)	(6,283)

Income before income tax and share of income on equity method investments	755,863	816,524	118,760	2,549,735	3,439,535	500,260
Income tax expenses	(125,956)	(183,338)	(26,665)	(445,001)	(699,648)	(101,760)

Income before share of income on equity method investments	629,907	633,186	92,095	2,104,734	2,739,887	398,500
Share of income on equity method investments	13,398	13,221	1,923	39,729	48,660	7,077

Net income	643,305	646,407	94,018	2,144,463	2,788,547	405,577

Less: net loss attributable to non-controlling interest	(1,498)	(14,430)	(2,100)	(3,635)	(27,228)	(3,960)

Net income attributable to Momo Inc.	644,803	660,837	96,118	2,148,098	2,815,775	409,537

Net income per share attributable to ordinary shareholders
Basic	1.62	1.60	0.23	5.44	6.92	1.01
Diluted	1.55	1.52	0.22	5.17	6.59	0.96
Weighted average shares used in calculating net income per ordinary share
Basic	397,753,884	413,732,538	413,732,538	394,549,323	407,009,875	407,009,875
Diluted	416,371,383	447,773,521	447,773,521	415,265,078	433,083,643	433,083,643

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			Year
	ended December 31			ended December 31
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Net income	643,305	646,407	94,018	2,144,463	2,788,547	405,577
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	(53,534)	5,171	752	(155,368)	198,654	28,893

Comprehensive income	589,771	651,578	94,770	1,989,095	2,987,201	434,470
Less: comprehensive loss attributed to the non-controlling interest	(1,498)	(14,535)	(2,114)	(3,635)	(24,613)	(3,580)

Comprehensive income attributable to Momo Inc. shareholders	591,269	666,113	96,884	1,992,730	3,011,814	438,050

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31 2017 RMB	December 31 2018 RMB	December 31 2018 US$
Assets
Current assets
Cash and cash equivalents	4,462,194	2,468,034	358,961
Term deposits	2,432,016	8,824,610	1,283,486
Short-term investment	10,500	—	—
Accounts receivable, net of allowance for doubtful accounts of RMB585 and RMB nil as of December 31, 2017 and 2018, respectively	257,633	719,606	104,662
Prepaid expenses and other current assets	538,182	620,979	90,318
Amount due from related parties	33,460	—	—

Total current assets	7,733,985	12,633,229	1,837,427
Property and equipment, net	258,704	387,532	56,364
Intangible assets	48,553	1,036,986	150,823
Rental deposits	17,249	24,192	3,519
Long term investments	288,471	447,465	65,081
Deferred tax assets	46,825	57,786	8,405
Other non-current assets	55,271	71,519	10,402
Goodwill	22,130	4,306,829	626,402

Total assets	8,471,188	18,965,538	2,758,423

Liabilities and equity
Current liabilities
Accounts payable	484,945	718,362	104,481
Deferred revenue	422,028	441,892	64,271
Accrued expenses and other current liabilities	571,333	846,710	123,148
Amount due to related parties	37,760	82,948	12,064
Income tax payable	175,887	137,090	19,939
Deferred consideration in connection with business acquisitions	—	469,274	68,253

Total current liabilities	1,691,953	2,696,276	392,156
Deferred tax liabilities	12,138	259,247	37,706
Convertible Senior Notes	—	4,877,116	709,347
Share-based compensation liability	—	86,767	12,620
Other non-current liabilities	14,997	23,273	3,385

Total liabilities	1,719,088	7,942,679	1,155,214
Shareholder’s equity (Note a)	6,752,100	11,022,859	1,603,209

Total liabilities and shareholder’s equity	8,471,188	18,965,538	2,758,423

Note a: As of December 31, 2018, the number of ordinary shares issued and outstanding was 413,876,480.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months ended December 31			Year ended December 31
	2017 RMB	2018 RMB	2018 US$	2017 RMB	2018 RMB	2018 US$
Cash flows from operating activities:
Net income	643,305	646,407	94,018	2,144,463	2,788,547	405,577
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	25,906	42,244	6,144	78,885	148,238	21,560
Amortization of intangible assets	1,735	39,522	5,748	4,784	93,030	13,531
Share-based compensation	82,563	198,013	28,800	334,973	580,813	84,476
Share of income on equity method investments	(13,398)	(13,221)	(1,923)	(39,729)	(48,660)	(7,077)
Impairment loss on long-term investments	—	43,200	6,283	30,085	43,200	6,283
Impairment loss on intangible assets	1,266	—	—	1,266	—	—
Loss(income) on disposal of property and equipment	128	(44)	(6)	112	(1,283)	(187)
Provision of allowance for doubtful accounts	—	—	—	585	(585)	(85)
Changes in operating assets and liabilities:
Accounts receivable	(49,685)	(84,973)	(12,359)	(7,725)	(440,644)	(64,089)
Prepaid expenses and other current assets	(150,633)	14,190	2,064	(306,838)	(67,304)	(9,789)
Amount due from related parties	(25,948)	56	8	(32,846)	33,463	4,867
Rental deposits	(810)	(4,062)	(591)	(10,902)	(3,817)	(555)
Deferred tax assets	(45,383)	(39,874)	(5,799)	(44,883)	(10,961)	(1,594)
Other non-current assets	7,119	(670)	(97)	(5,234)	(45,534)	(6,623)
Accounts payable	(1,206)	(18,987)	(2,762)	174,290	233,713	33,992
Income tax payable	91,525	81,097	11,795	152,277	(38,791)	(5,642)
Deferred revenue	113,197	12,470	1,814	135,443	(14,249)	(2,072)
Accrued expenses and other current liabilities	156,071	235,104	34,194	292,054	51,903	7,549
Amount due to related parties	(41,941)	25,349	3,687	(16,070)	43,024	6,258
Deferred tax liability	(343)	(9,547)	(1,389)	(969)	(22,923)	(3,334)
Other non-current liabilities	(2,653)	(2,915)	(424)	2,086	6,538	951

Net cash provided by operating activities	790,815	1,163,359	169,205	2,886,107	3,327,718	483,997

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months			Year
	ended December 31			ended December 31
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from investing activities:
Purchase of property and equipment	(86,183)	(81,243)	(11,816)	(218,627)	(242,843)	(35,320)
Proceeds from disposal of property and equipment	1	4	1	59	2,214	322
Payment for long term investments	(20,000)	(3,000)	(436)	(53,928)	(65,125)	(9,472)
Prepayment of long term investments	(50,000)	(8,000)	(1,164)	(50,000)	(55,000)	(7,999)
Payment for acquired intangible assets	—	—	—	(18,979)	—	—
Payment for business acquisition	—	(40,632)	(5,910)	—	(3,318,841)	(482,705)
Purchase of term deposits	(480,645)	(5,300,000)	(770,853)	(4,028,058)	(20,287,302)	(2,950,666)
Cash received on maturity of term deposits	882,645	4,600,000	669,042	4,191,859	13,922,393	2,024,928
Payment for short term investments	(10,000)	(103,000)	(14,981)	(15,700)	(457,200)	(66,497)
Cash received from sales of short term investment	5,200	218,000	31,707	5,200	467,700	68,024

Net cash provided by (used in) investing activities	241,018	(717,871)	(104,410)	(188,174)	(10,034,004)	(1,459,385)
Cash flows from financing activities:
Proceeds from exercise of options	680	1	—	3,839	5,313	773
Deferred payment of purchase of property and equipment	—	(157)	(23)	(1,496)	(8,562)	(1,245)
Capital contribution from non-controlling interest shareholder	—	12	2	490	12	2
Proceeds from bank loan	—	—	—	—	1,913,190	278,262
Repayment of bank loan	—	—	—	—	(2,041,680)	(296,950)
Proceeds from issuance of convertible notes, net of issuance cost of RMB113,673	—	—	—	—	4,820,387	701,096
Payment of issuance cost of convertible notes	—	(709)	(103)	—	(709)	(103)

Net cash provided by (used in) financing activities	680	(853)	(124)	2,833	4,687,951	681,835
Effect of exchange rate changes	(8,207)	1,439	208	(26,840)	24,175	3,515

Net increase (decrease) in cash, cash equivalents, and restricted cash	1,024,306	446,074	64,879	2,673,926	(1,994,160)	(290,038)
Cash, cash equivalents, and restricted cash at beginning of period	3,437,888	2,021,960	294,082	1,788,268	4,462,194	648,999

Cash, cash equivalents, and restricted cash at end of period	4,462,194	2,468,034	358,961	4,462,194	2,468,034	358,961

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months			Three months					Three months
	ended December 31, 2017			ended December 31, 2018					ended December 31, 2018
	GAAP RMB	Share- based compensation RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share- based compensation RMB	Tax impacts(a) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share- based compensation US$	Tax impacts(a) US$	Non- GAAP US$
Cost of revenues	(1,323,876)	4,160	(1,319,716)	(2,099,265)	18,471	5,498	—	(2,075,296)	(305,325)	2,686	800	—	(301,839)

Research and development	(124,056)	17,028	(107,028)	(243,499)	2,345	47,215	—	(193,939)	(35,415)	341	6,867	—	(28,207)
Sales and marketing	(374,436)	20,645	(353,791)	(618,268)	17,273	43,707	—	(557,288)	(89,923)	2,512	6,357	—	(81,054)

General and administrative	(117,124)	40,730	(76,394)	(234,700)	—	101,593	—	(133,107)	(34,136)	—	14,776	—	(19,360)

Cost and operating expenses	(1,939,492)	82,563	(1,856,929)	(3,195,732)	38,089	198,013	—	(2,959,630)	(464,799)	5,539	28,800	—	(430,460)

Income from operations	708,078	82,563	790,641	789,604	38,089	198,013	—	1,025,706	114,844	5,539	28,800	—	149,183
Net income attributable to Momo Inc.	644,803	82,563	727,366	660,837	38,089	198,013	(9,522)	887,417	96,118	5,539	28,800	(1,385)	129,072

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

	Year			Year					Year
	ended December 31, 2017			ended December 31, 2018					ended December 31, 2018
	GAAP RMB	Share- based compen sation RMB	Non- GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share- based compensation RMB	Tax impacts(a) RMB	Non- GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share- based compensation US$	Tax impacts(a) US$	Non- GAAP US$
Cost of revenues	(4,373,377)	13,547	(4,359,830)	(7,182,897)	42,336	21,661	—	(7,118,900)	(1,044,709)	6,158	3,150	—	(1,035,401)

Research and development	(346,144)	59,190	(286,954)	(760,644)	5,375	152,806	—	(602,463)	(110,631)	782	22,225	—	(87,624)
Sales and marketing	(1,467,376)	79,032	(1,388,344)	(1,812,262)	39,589	142,927	—	(1,629,746)	(263,583)	5,758	20,788	—	(237,037)

General and administrative	(422,005)	183,204	(238,801)	(640,023)	—	263,419	—	(376,604)	(93,087)	—	38,313	—	(54,774)

Cost and operating expenses	(6,608,902)	334,973	(6,273,929)	(10,395,826)	87,300	580,813	—	(9,727,713)	(1,512,010)	12,698	84,476	—	(1,414,836)

Income from operations	2,434,252	334,973	2,769,225	3,266,292	87,300	580,813	—	3,934,405	475,063	12,698	84,476	—	572,237
Net income attributable to Momo Inc.	2,148,098	334,973	2,483,071	2,815,775	87,300	580,813	(21,823)	3,462,065	409,537	12,698	84,476	(3,174)	503,537

(a)	Includes tax impacts related to the amortization of intangible assets from business acquisition. There is no tax impact related to share-based compensation.